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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)*


                                Fastenal Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    311900104
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                                 (CUSIP Number)

                                 August 14, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 311900104                  13G
-------------------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                    Stephen M. Slaggie

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                    Not Applicable
                                                                        (b) |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

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                                        5      SOLE VOTING POWER

             NUMBER OF                                  2,001,972
                              --------------------------------------------------
              SHARES
                                        6      SHARED VOTING POWER
           BENEFICIALLY
                                                        287,000
             OWNED BY         --------------------------------------------------

               EACH                     7      SOLE DISPOSITIVE POWER

             REPORTING                                  2,001,972
                              --------------------------------------------------
              PERSON
                                        8      SHARED DISPOSITIVE POWER
               WITH:
                                                        287,000
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,288,972
--------------------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    Not Applicable
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.0%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1.

          (a)  Name of Issuer

               Fastenal Company

          (b)  Address of Issuer's Principal Executive Offices

               2001 Theurer Boulevard
               Winona, Minnesota  55987

Item 2.

          (a)  Name of Person Filing

               This filing is made by Stephen M. Slaggie

          (b)  Address of Principal Business Office or, if none, Residence

               Stephen M. Slaggie
               Fastenal Company
               2001 Theurer Boulevard
               Winona, Minnesota  55987

          (c)  Citizenship

               Stephen M. Slaggie is a citizen of the United States

          (d)  Title of Class of Securities

               Common Stock, $.01 par value

          (e)  CUSIP Number

               311900104

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)  [ ] Broker or dealer registered under Section 15 of the Act.

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

          (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

          (e)  [ ] An investment adviser in accordance with ss.
                   240.13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

          (j)  [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

               Not Applicable

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Item 4.   Ownership

          (a)  Amount Beneficially Owned

               2,288,972

          (b)  Percent of Class

               6.0%

          (c)  Number of shares as to which such person has:

                (i)  Sole power to vote or to direct the vote

                     2,001,972

               (ii) Shared power to vote or to direct the vote

                     287,000

              (iii) Sole power to dispose or to direct the disposition of

                     2,001,972

               (iv) Shared power to dispose or to direct the disposition of

                     287,000

         See Item 6 for further information regarding the nature of the reporting person's beneficial ownership of certain of the above-referenced shares.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The shares listed in Item 4 include (i) 120,000 shares held by the reporting person's wife, (ii) an aggregate of 34,000 shares held by an adult child of the reporting person and by the reporting person as custodian for that child, (iii) 34,000 shares held by the reporting person as custodian for a minor child of the reporting person, (iv) 113,000 shares held by Hiawatha Education Foundation, a Minnesota non-profit corporation (the "Hiawatha Foundation"), and
(v) 20,000 shares held by the Slaggie Family Foundation, a Minnesota non-profit corporation (the "Slaggie Foundation"). The reporting person disclaims beneficial ownership of all such shares.

          The reporting person's wife has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by her. The reporting person's adult child has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by her and the shares held by the reporting person as custodian for her. The reporting person has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by him as custodian for his minor child until such child reaches the appropriate age of majority. Upon reaching the appropriate age, such child will have the right to receive and the power to direct the receipt of such dividends and proceeds.

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          The reporting person is a director and member of the Hiawatha
Foundation. The Hiawatha Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by it. The Hiawatha Foundation's directors and members, including the reporting person, have the power to authorize actions on behalf of the Hiawatha Foundation, but have no right as such to share in any dividends from, or any proceeds of the sale of, the shares held by the Hiawatha Foundation.

          The reporting person and certain members of his family (including his wife and certain of his children) are directors and members of the Slaggie Foundation. The Slaggie Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by it. The Slaggie Foundation's directors and members, including the reporting person, have the power to authorize actions on behalf of the Slaggie Foundation, but have no right as such to share in any dividends from, or any proceeds of the sale of, the shares held by the Slaggie Foundation.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 10, 1999
                                       ----------------------------------------
                                                        Date

                                               /s/ Stephen M. Slaggie
                                       ----------------------------------------
                                                      Signature

                                                 Stephen M. Slaggie
                                       ----------------------------------------
                                                      Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)